

May 28, 2014

Via E-mail
Keith E. Alessi
Chief Executive Officer
Westmoreland Coal Company
9540 South Maroon Circle
Suite 200
Englewood, CO 80112

     Re: **Westmoreland Coal Company**
            Form 10-K for the Year Ended December 31, 2013
            Filed February 28, 2014
            File No. 001-11155

Dear Mr. Alessi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 58
Note 1. Summary of Significant Accounting Policies, page 67
Inventories, page 68

1.   We note your disclosure indicates that you include labor, supplies, equipment, operating overhead and other related costs in inventory. Please clarify the types of costs that are included in operating overhead and other related costs and whether you have included depreciation, depletion and amortization (DD&A) in inventory. To the extent that DD&A is not included in your inventory costs, please explain. Please provide expanded disclosure to be included in future filings, including disclosure in your subsidiary financial statements.

Power Revenues, page 72

2.   We note you entered into an agreement with Dominion Virginia Power, a subsidiary of
        Dominion, to restructure the remaining five years of the ROVA I and ROVA II contracts.
        We also note you will keep the plants ready to operate and expect to run the plants only
        during high demand energy periods. Your disclosure on page 17 states the agreement
        provides for the exclusive sale to Dominion of all of ROVA's net electrical output and
        dependable capacity, however you also state you will likely not operate the plants for
        Dominion at page 43. Please clarify and update your disclosures in future filings to
        clearly explain the terms of the agreement, including if you will operate the ROVA plants
        to sell exclusively to Dominion. Please provide draft disclosure to be included in future
        filings.

Liquidity and Capital Resources, page 73

3.   We note the WML credit agreement requires a debt service account and imposes timing
        and other restrictions on the ability of WML to distribute funds to the Parent. Please
        expand your disclosure to describe the nature of any restrictions on the ability of WML to
        transfer funds, as required by Rule 4-08(e)(3)(i) of Regulation S-X. Please provide draft
        disclosure to be included in future filings. Alternatively, please explain why you believe
        this disclosure is not applicable.

Form 8-K filed May 2, 2014
Exhibit 99.3 Unaudited Pro Forma Condensed Combined Financial Information

4.   We note that disclosures at page 56 of the financial statements at exhibit 99.2 indicate
        that Sherritt will indemnify Westmoreland Coal Company for all costs incurred by the
        Company associated with the October 31, 2013 incident at the Obed Mountain mine.
        Please identify where the indemnification asset is captured in the pro forma financial
        statements or tell us why you believe its inclusion is not necessary. In addition, please
        quantify amounts accrued in the historical financial statements related to incident at the
        Obed Mine. Please refer to FASB ASC paragraphs 805-20-25-27 and 28.

5.   We note your disclosure under caption (b) related to your adjustments to convert IFRS to
        US GAAP, foreign currency differences and reclassifications. For each adjustment in the
        column labelled "IFRS to GAAP, Currency Adjustments, and Reclassifications", please
        provide separate footnote disclosure that clearly explains what the adjustment represents
        and how the adjustment was calculated. In this regard, your expanded disclosure should
        quantify the portion of the adjustment that relates to differences between IFRS and US
        GAAP, foreign currency differences and reclassifications.

6.   We note your disclosure under caption (b) indicates that you have removed intercompany debt of $732 million from the balance sheet and $62 million of related financing fees from the pro forma income statement with an offsetting adjustment to accumulated deficit.   Based on disclosures at Note 10 and Note 18 of the acquire financial statements included at Exhibit 99.2, we understand that these intercompany loans must be repaid by Prairie Mines & Royalty Ltd. and Coal Valley Resources Inc. to Sherritt upon closing of the acquisition.   Please identify where you have reflected this payment in your pro forma financial statements or tell us why you believe that pro forma adjustment is not required. In addition, please explain why you have included the elimination of the intercompany loans in the column labelled "IFRS to GAAP, Currency Adjustments, and Reclassifications."

7.   We note you present a pro forma adjustment to reverse the "impairment of goodwill and other intangibles and real assets totaling approximately $480.5 million recorded in the Sherritt Financials in the fourth quarter." Please tell us why you believe the elimination of the impairment charge is directly attributable to the acquisition and would not have been recognized based on the estimated fair values used for purchase accounting. In this regard, please also describe how the events that gave rise to the historical impairment charges are directly related to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining